24001182

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47081

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CoView Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

780 Third Ave. - Suite 1501
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keith Moh	212-750-0011	kmoh@coviewcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route 1 South	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel Yellin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CoView Capital, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Director

PATRICIA CASEY
Notary Public, State of New York
No. 01CA6020629
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires 3/1/27

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COVIEW CAPITAL, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023
(With Supplementary Information)

CONFIDENTIAL
Pursuant to Rule 17a-5(e)(3)

COVIEW CAPITAL, INC.

CONTENTS

DECEMBER 31, 2023

Report of Independent Registered Public Accounting Firm	3
Primary financial statements:	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Cash Flows	6
Statement of Changes in Stockholder's Equity	7
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	8
Notes to Financial Statements	9-14
Supplementary information:	
Computation of Net Capital	15
Aggregate Indebtedness	15
Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission	16
Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission	17
Report of Independent Registered Public Accounting Firm on Exemption From Filing Compliance Report Exemption Report Pursuant to Rule 17a-5	18-19
Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures	20-22
Schedule of SIPC Assessment and Payments	23

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of
CoView Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **CoView Capital, Inc.** (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year ended December 31, 2023, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information, Computation of Net Capital Under SEC Rule 15c3-1; Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3; and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 7, 2024

COVIEW CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2023

ASSETS	
Cash	$234,690
Certificates of deposit	529,212
Investment in marketable securities, (cost $3,300) at fair value	52,326
Fixed assets (less accumulated depreciation and amortization of $54,409)	15,337
Right-of-use asset	337,372
Prepaid expenses and other assets	29,350
Total assets	**$1,198,287**
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Operating lease liability	$345,542
Accrued expenses	32,615
Liabilities subordinated to claims of general creditors	295,000
Total liabilities	**$673,157**
STOCKHOLDER'S EQUITY	
Common stock, $0.01 par value;	
1,000 shares authorized; 100 shares issued and outstanding	$1
Additional paid-in-capital	671,499
Accumulated deficit	(146,370)
Total stockholder's equity	**$525,130**
Total liabilities and stockholder's equity	**$1,198,287**

The accompanying notes to the financial statements are an integral part of the financial statements.
Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

COVIEW CAPITAL, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues		
Consulting and advisory fee income		$1,129,291
Interest income		13,694
Dividend income		756
Net change in unrealized loss in marketable securities		(2,889)
Other income		3,772
Total revenues		**$1,144,624**
Expenses		
Salaries and payroll taxes	$527,043	
Consulting fees	139,166	
Occupancy costs	174,488	
Communications expense	45,549	
Office expense	22,634	
Travel	17,993	
Advertising	29,152	
Insurance	19,185	
Professional fees	29,450	
Regulatory fees and expenses	7,434	
Depreciation	8,938	
Postage and messengers	6,518	
Total expenses		**$1,027,550**
Net income		**$117,074**

The accompanying notes to the financial statements are an integral part of the financial statements.
Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

COVIEW CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash Flows from Operating Activities		
Net income		$117,074
Adjustments to reconcile net income to net cash used in operating activities		
Amortization of right of use asset	$159,673	
Depreciation and amortization	8,938	
Change in unrealized loss in marketable securities	2,889	
Changes in operating assets and liabilities		
Prepaid expenses and other assets	30,485	
Certificate of deposit	(513,644)	
Accounts payable	(78,585)	
Accrued expenses	(5,706)	
Lease liability	(170,566)	
Total adjustments		($566,516)
Net cash used in operating activities		($449,442)
Cash flows from investing activities		
Cash paid for office equipment	(5,676)	
Net cash used in investing activities		($5,676)
Cash flows from financing activities		
Distributions to stockholder	($232,038)	
Net cash used in financing activities		($232,038)
Net change in cash		($687,156)
Cash – beginning of year		$921,846
Cash – end of year		$234,690

The accompanying notes to the financial statements are an integral part of the financial statements.
Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

COVIEW CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance as of Jan. 1, 2023	$1	$671,499	($31,406)	$640,094
Net income	---	----------	117,074	117,074
Distributions	---	----------	(232,038)	(232,038)
Balance as of Dec. 31, 2023	$1	$671,499	($146,370)	$525,130

The accompanying notes to the financial statements are an integral part of the financial statements.
Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2023

Balance, January 1, 2023	$295,000
Payment	($0)
Balance, December 31, 2023	$295,000

The accompanying notes to the financial statements are an integral part of the financial statements.
Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

NOTE A - ORGANIZATION

CoView Capital, Inc. (the "Company") is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and provides investment banking services primarily in the areas of mergers and acquisitions and private placements. The Company was organized in the State of Delaware in December 1993 and began doing business as a registered broker dealer in securities with the Securities and Exchange Commission (SEC) in July 1994.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records in accordance with accounting principles generally accepted in the United States of America.

1. **Cash and cash equivalents:**
   The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalent. The Company keeps its cash with a major bank. The account balances may exceed the FDIC insurance limit of $250,000. For the year ended December 31, 2023, the Company had no cash equivalents.

2. **Depreciation and amortization:**
   Fixed assets are comprised of office equipment and leasehold improvements. Office equipment is depreciated on a straight-line basis over its estimated useful life, which is generally three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of those leasehold improvements and the remaining lease term. For the year ended December 31, 2023, depreciation and amortization expense aggregated $8,938.

3. **Revenue recognition:**
Consulting fee income represents amounts received by the Company in connection with a variety of advisory services: merger and acquisition advice, structuring of sales, private placements, valuation services, fairness opinions, and other related investment banking services. In connection with certain activities, the Company receives retainer fees over time for services to be provided. Such retainers are treated as revenue upon completion of the performance obligation. Revenue from advisory activities is recognized when performance obligation is completed. In addition, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

For 2023, one customer constituted approximately 51% of revenue.

4. **Operating Leases**
In February 2016, FASB issued ASU 2016-02, Leases. The standard requires operating lease lessees to recognize lease assets and liabilities on the statement of financial condition. However, for lessees with a term of twelve months or less, lessee is permitted to make an election not to recognize lease assets and lease liabilities. Refer to lease commitment Note E.

The operating lease has no material impact to the Company's financial statements.

5. **Use of estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates may be adjusted as more current information becomes available. The most significant estimate in the financial statements is the discount rate used for calculation of Right of Use asset and lease liability.

6. Certificates of deposit

The Company holds three certificates of deposit with JP Morgan Chase Bank. One pays a 4.0% APY and matures on May 3, 2024; one pays a 3.0% APY, matured on January 29, 2024, and has been renewed to March 29, 2024 subsequent to December 31, 2023; and one pays a 5.0% APY and matures on June 6, 2024.

7. Allowance for expected credit losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company reviews the credit quality of its customers and determines whether an allowance for credit loss is required. There were no receivables as of December 31, 2023.

8. Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's assumptions about the expectation the market participants would use in pricing the asset or liability. The unobservable inputs are developed based on best information available in the circumstances and may include the Company's own data.

At December 31, 2023 investment in marketable securities fair valued at $52,326 represents 900 shares of NDAQ and is classified as Level 1.

NOTE C – INCOME TAXES

The Company is an S corporation for federal and state corporate tax purposes, and, as such, the stockholder is individually liable for federal and state income tax payments. The Company is subject to a New York State minimum tax. Additionally, the Company is subject to New York City corporate taxes as a tax paying entity. The current and deferred income tax effect of New York City tax was immaterial to the accompanying financial statements as of and for the year ended December 31, 2023.

Uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2020, 2021 and 2022. For the year ended December 31, 2023 management has determined that there are no material uncertain tax positions.

Effective for tax years including 2023, the State of New York implemented the Pass-Through Entity Tax (PTET). The New York PTET gives eligible pass-through entities the option to elect paying tax at the entity level on New York sourced business income. During the year ended December 31, 2023, the Company elected to pay the New York PTET which amounted to $42,261. This amount has been included in the distributions on the Statement of Changes in Stockholder's Equity.

NOTE D – NET CAPITAL REQUIREMENTS

As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc. (FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2023, the Company had net capital of $767,303 as indicated on page 15 of this audited report which was $762,303 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.05 to 1.

NOTE E – LEASE COMMITMENT

The Company's lease for office space has a term of five years and four months and expires on January 31, 2026. The lease for office space requires payment for certain expenses in addition to the minimum monthly rents. Occupancy costs for 2023 was $174,488.

Operating lease right-of-use assets ("ROUA") and operating lease liabilities are recognized based on the present value of the future minimum lease payments. Lease expense is recognized on a straight-line basis over the term of the lease.

As of December 31, 2023, the lease has a remaining term of approximately 2.08 years and does not offer an extension option. Components of lease expense and lease information as of year-end are:

Operating lease liability	$345,542
Remaining lease term (years)	2.08
Discount rate	0.071%

Future minimum lease payments:

2024	174,300
2025	174,300
2026	14,525
Total	$363,125
Less present value	($17,583)
Total operating lease liability	$345,542

The discount rate used to calculate the present value of future lease payments to recognize lease liability is 0.071%. The discount rate used is LIBOR (2021).

NOTE F – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS – RELATED PARTY

Borrowings under a subordination agreement totaled $295,000 at December 31, 2023. The subordinated borrowings – related party are due to Samuel Yellin, Managing Director of the Company and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings were approved by FINRA between June 2015 and June 2017, have an automatic rollover provision, and are automatically renewed upon maturity. Interest on all loans is 0% per annum.

NOTE G – RISK FACTORS

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2023 there were no such claims.

NOTE H – SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were issued, and no further information is required to be disclosed.

The financial statements are available to be issued as of March 7, 2024.

COVIEW CAPITAL, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2023

Common stock		$1
Additional paid-in-capital		671,499
Accumulated deficit		(146,370)
		$525,130
Add: Subordinated loans		295,000
Less: Non-allowable assets		(44,687)
Net capital before haircuts		$775,443
Less: Haircuts on securities and certificates of deposit		(8,140)
Net capital		**$767,303**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required 6.67% of aggregate indebtedness	$2,720	$5,000
Excess net capital		**$762,303**

AGGREGATE INDEBTEDNESS

Accrued expenses	$32,615
Operating lease liability in excess of right of use asset	8,170
	$40,785
Ratio of aggregate indebtedness to net capital	**0.05 to 1**

There were no material differences between the above computation and the computation included in the Company's Form X-17-A-5, Part IIA filing as of December 31, 2023.

See Report of Independent Registered Public Accounting Firm

COVIEW CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2023

The Company is exempt from the requirements of Rule 15c3-3.

There is nothing to report on this schedule in relation to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

COVIEW CAPITAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2023

The Company is exempt from the requirements of Rule 15c3-3.

There is nothing to report on this schedule in relation to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of
CoView Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to Rule 17a-5, in which (1) CoView Capital, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the Securities and Exchange Commission ("SEC") Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74"), because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker-dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 7, 2024

COVIEW CAPITAL, INC.

EXEMPTION REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2023

CoView Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker-dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CoView Capital, Inc.

I, Samuel Yellin affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

Dated: 3/7/24

COVIEW CAPITAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

YEAR ENDED DECEMBER 31, 2023

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Sole Stockholder of
CoView Capital, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying Schedule of SIPC Assessment and Payments ("Form SIPC-7") for the year ended December 31, 2023. Management of **CoView Capital, Inc.** (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 7, 2024

COVIEW CAPITAL, INC.

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS

DECEMBER 31, 2023

Total Revenue	$1,144,624
SIPC Net Operating Revenues	$1,147,513
SIPC General Assessment at .0015	$1,721
Less: Payments – July 2023	(590)
Assessment Balance Due (paid January 2024)	$1,131